SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

R.V.B. Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M20512 10 5

(CUSIP Number)

HSN General Managers Holdings Limited Partnership
Museum Tower – 13th Floor
4 Berkovitz St.
Tel Aviv ISRAEL 64238
Telephone: 972 (3) 7770111
Attention: Giora Erdinast

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 6, 2011

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: HSN General Managers Holdings Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,000,0001
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

1	NAMES OF REPORTING PERSONS: H.S.N General Managers (2006) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,000,0001
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

1	NAME OF REPORTING PERSON: Giora Erdinast I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 20,000,0001
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.82%
14	TYPE OF REPORTING PERSON: IN

1 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

1	NAME OF REPORTING PERSON: A.B.N.D. Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 20,000,0001
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.82%
14	TYPE OF REPORTING PERSON: CO

1 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

1	NAME OF REPORTING PERSON: Yoav Harlap I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 20,000,0001
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.82%
14	TYPE OF REPORTING PERSON: IN

1 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

1	NAME OF REPORTING PERSON: Eliezer Sivan1. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 20,000,0002
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.82%
14	TYPE OF REPORTING PERSON: IN

1 Mr. Sivan holds his interest in HSN Limited Partnership in trust for DGS Holdings (Shipping) 1998 Ltd. ("DGS"), an Israeli company in which Mr. Sivan is a director.  DGS's address is 71 HaNadiv St., Hertselia, Israel. All of DGS's share capital is held by Mr. Sivan's children Shiri Hirsh-Sivan, Gal Sivan and Dan Sivan.

2 On March 5, 2006, HSN General Managers Holdings Limited Partnership (“HSN”) entered into an agreement to purchase 20,000,000 Ordinary Shares of the Issuer at a price per share of $0.18 for an aggregate purchase price of $3,600,000.  In addition, HSN Limited Partnership was issued, at the closing of the transaction, which took place on March 21, 2006, warrants to purchase up to 18,000,000 Ordinary Shares of the Issuer, which have expired without being exercised.

On February 6, 2011  HSN entered into a Share Purchase Agreement with and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon,  pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

Item 1.    Securities and Issuer

The following constitutes Amendment No.1 ("Amendment No.1") to the Schedule 13D filed by H.S.N. General Managers Holdings Limited Partnership with the Securities and Exchange Commission (the "SEC") on March 31, 2006, with respect to the ordinary shares, par value NIS 1.0 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.), an Israeli corporation whose principal executive offices are located at 1 Azrieli Center, Tel Aviv, 67021, Israel, c/o Yigal Arnon & Co. The purpose of this Amendment No.1 is to report on the undertaking given by A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon to purchase from H.S.N. General Managers Holdings L.P. 20,000,000 Ordinary Shares of the Issuer subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”), as reported in the Schedule13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582.

Item 2.    Identity and Background

       The Reporting Persons

(a)        This Statement is being filed by HSN General Managers Holdings Limited Partnership, H.S.N General Managers (2006) Ltd., Giora Erdinast, Eliezer Sivan, Yoav Harlap, and A.B.N.D Investments Ltd. (the “Reporting Persons”).

(b)        HSN General Managers Holdings Limited Partnership ("HSN Limited Partnership") is controlled by H.S.N General Managers (2006) Ltd., Giora Erdinast, Eliezer Sivan, Yoav Harlap and A.B.N.D Investments Ltd., who are the Reporting Persons. The following are the places of organization, principal business, and address of principal business of each of the Reporting Persons that is a corporation and the principal business address and present principal occupation of the Reporting Persons who are a natural person:

(c)       HSN Limited Partnership is a limited partnership organized under the laws of the State of Israel.  It is a limited partnership holding the shares of R.V.B. Holdings Ltd. The principal offices of H.S.N. Limited Partnership are located at 4 Berkovitz St., Tel Aviv 64238, Israel.

(d)        H.S.N General Managers (2006) Ltd. is a company organized under the laws of the State of Israel. It is a company established for the purpose of functioning as the general partner of H.S.N. Partnership. The principal offices of H.S.N. General Managers (2006) Ltd. are located at 4 Berkovitz  St., Tel Aviv 64238, Israel.

(e)         Mr. Erdinast is an active attorney. Mr. Erdinast’s business address is 4 Berkovitz St., Tel Aviv 64238, Israel. Mr. Erdinast is a citizen of the State of Israel.

(f)         A.B.N.D Investments Ltd. ("ABND") is a company organized under the laws of Israel. It specializes in investments. Its principal offices are located at Kfar Hes p.o.b 121, Israel.

             ABND directors and shareholders are Mr. Nir Dor and Mr. Amichai Blender. Mr. Dor is a manager of companies. Mr. Dor is a citizen of the State of Israel and his address is Kfar Hes p.o.b 121, Israel. Mr. Blender is a manager of companies. Mr. Blender is a citizen of the State of Israel and his address is Hateena 14, Herzelia, Israel.

(g)        Mr. Sivan is a manager of companies. Mr. Sivan's business address is 60 Medinat Hayehudim St., Hertselia, Israel. Mr. Sivan is a citizen of the State of Israel.

(h)        Mr. Harlap is a manager of companies. Mr. Harlap's business address is 134 Haeshel St., Hertselia Pituach, Israel. Mr. Harlap is a citizen of the State of Israel.

(i)         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

       Not applicable.

Item 4.     Purpose of Transaction

HSN entered into an agreement with A.O. Tzidon (1999) Ltd. and Aviv Tzidon for the sale of all of HSN’s holdings in the Issuer, namely 20,000,000 Ordinary Shares, at a price per share of $0.214 and an aggregate consideration of $4,300,000.  The sale of the shares is subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”), as reported in the Schedule13D/A filed by Aviv Tzidon on December 20, 2010, file number 005-50582.

Should Greenstone Industries Ltd. exercise its option then HSN shall sell all its holdings in the Issuer to A.O. Tzidon (1999) Ltd. or Aviv Tzidon, or any party directed by them, and shall no longer hold any securities in the Issuer.

Item 5.     Interest in Securities of the Issuer

    (a)        HSN Limited Partnership is the direct beneficial owner of 20,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding.

                 H.S.N General Managers (2006) Ltd. is the indirect beneficial owner, through HSN Limited Partnership, of 20,000,000 Ordinary Shares of the Issuer and warrants to purchase an additional 18,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding.

                 Giora Erdinast is the indirect beneficial owner, through HSN Limited Partnership, of 20,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding.

 Eliezer Sivan is the indirect beneficial owner, through HSN Limited Partnership, of 20,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding 2.

                ABND is the indirect beneficial owner, through HSN Limited Partnership, of 20,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding.

____________________________

2 Mr. Sivan holds his interest in HSN Limited Partnership in trust for DGS Holdings (Shipping) 1998 Ltd. ("DGS"), an Israeli company in which Mr. Sivan is a director.  DGS's address is 71 HaNadiv St., Hertselia, Israel. All of DGS's share capital is held by Mr. Sivan's children Shiri Hirsh-Sivan, Gal Sivan and Dan Sivan.

Yoav Harlap is the indirect beneficial owner, through HSN Limited Partnership, of 20,000,000 Ordinary Shares of the Issuer or approximately 16.82%, based on 118,900,535 Ordinary Shares currently outstanding.

    (b)        All of the Reporting Persons referred to in Section 5(a) above have shared voting and dispositive power with respect to the 20,000,000 Ordinary Shares of the Issuer.

    (c)        Except for the transactions described herein, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

    (d)        As of the date of the filing of this Statement, no person other than HSN Limited Partnership, directly, and H.S.N General Managers (2006) Ltd.  Giora Erdinast, Eliezer Sivan, Yoav Harlap, and A.B.N.D. Investments Ltd., indirectly, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On February 6, 2011 HSN entered into a Share Purchase Agreement with A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon, pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of RVB (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

Item 7.     Material to be Filed as Exhibits

Exhibit 3        Copy of the Agreement between Aviv Tzidon, A.O. Tzidon (1999) Ltd. and H.S.N. General Managers Holdings LP, dated February 6, 2011.

[Remainder of page intentionally left blank]

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

1.           H.S.N General Managers Holdings Limited Partnership

By its General Partner, H.S.N General Managers (2006) Ltd.

____________________________

Nir Dor, Director

2.           H.S.N General Managers (2006) Ltd.

____________________________

Nir Dor, Director

3.           _______________

Giora Erdinast

4.           _______________

Eliezer Sivan

5.           _______________

Yoav Harlap

6.           A.B.N.D Investments Ltd.

____________________________

Nir Dor, Director

JOINT FILING AGREEMENT

Joint Filing Agreement dated as of February 16, 2011, by and among HSN General Managers Holdings Limited Partnership and H.S.N General Managers (2006) Ltd., (together, the "Parties").

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the Parties hereto represents to the other that it is eligible to use Schedule 13D to report its beneficial interest in the ordinary shares, nominal value of NIS 1.00, of BVR Systems (1998) Ltd. beneficially owned and reported upon in the Schedule 13D to which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties files the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness and accuracy of the information concerning the other Parties, except to the extent it knows or has reason to believe that such information is inaccurate.

HSN General Managers Holdings Limited Partnership By its General Partner H.S.N General Managers (2006) Ltd.
____________ Nir Dor, Director
H.S.N General Managers (2006) Ltd.
____________ Nir Dor, Director